February 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Steve Lo Craig Arakawa George K. Schuler Michael Purcell Loan Lauren Nguyen

Re:	U.S. GoldMining Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 23, 2022
CIK No. 0001947244

Ladies and Gentlemen:

This letter is submitted on behalf of U.S. GoldMining Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 4, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on December 23, 2022 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously publicly filing via EDGAR the Registration Statement, which has been amended in response to the Staff’s comments in the Comment Letter.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italic type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in the Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Registration Statement as filed conterminously here with. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors, page 17

1.	We note your revised disclosure in response to prior comment 2 and reissue in part. Please revise to disclose the potential consequences if the financing provided by your inter-company agreement with GoldMining Inc. is interrupted or terminated.

The Company acknowledges the Staff’s comment and advises the Staff that as previously disclosed, the inter-company agreement between the Company and its parent company, GoldMining Inc., was to expire upon the earlier of (i) the completion of the offering contemplated by the Registration Statement and (ii) November 22, 2023. On January 10, 2023, the Company and GoldMining Inc. amended the inter-company agreement to extend its term. The inter-company agreement will now expire upon the earlier of (i) the completion of the offering contemplated by the Registration Statement and (ii) May 22, 2024. Although the maximum term has been extended, the agreement will not be in place at the time of the offering contemplated by the Registration Statement, so the Company will, in addition to the capital raised in the offering contemplated by the Registration Statement, require additional financing to fund exploration and, if warranted, development and production of minerals.

However, if the financing provided by the inter-company agreement with GoldMining Inc. is interrupted or terminated prior to the earlier of (i) the completion of the offering contemplated by the Registration Statement and (ii) May 22, 2024, the Company is expected to seek an alternative source of financing in order to continue its business although there is no assurance that alternative financing funds will be available on acceptable terms, or at all. The Company may not be able to complete this Offering if such alternative financing is required and the Company does not obtain it.

The Registration Statement contains a revised risk factor with an updated description of the inter-company agreement, as amended, and indicates the potential consequences if the financing provided by the inter-company agreement with GoldMining Inc. is interrupted or terminated prior to completion of the offering contemplated by the Registration Statement. Please see page 18 of the Registration Statement.

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at 212-659-4974.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	Tim Smith, U.S. GoldMining Inc. Bruce Newsome, Esq., Haynes and Boone, LLP